Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ESCALATE WEALTH REIT I, INC.

SUPPLEMENT NO. 5 DATED MAY 24, 2021

TO

OFFERING CIRCULAR DATED OCTOBER 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Escalate Wealth REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated October 15, 2020 as supplemented by Supplement No. 1 dated November 20, 2020; Supplement No. 2 dated March 10, 2021; Supplement No. 3 dated March 23, 2021; and Supplement No. 4 dated March 31, 2021 (the “Offering Circular). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to (i) the change in the Company’s name, (ii) the change in address of the Company’s Principal Executive Offices; and (iii) clarify the disclosure regarding use of leverage and limitations thereon.

The Company’s name is changed to: ElevateMoney REIT I, Inc.

The Company’s current Principal Executive Offices are located at: 4600 Campus Drive, Suite 201, Newport Beach, CA 92660.

The following sections of the Offering Circular are amended and restated in its entirety to read in full as follows:

We expect to offer common stock shares in this offering until the earlier of when we raise the maximum amount being offered or three (3) years following the date of the Final Offering Circular, unless our board of directors terminates this offering at an earlier time. We expect to use the net proceeds from this offering primarily to invest, directly or indirectly through investments in non-affiliated entities. We intend to purchase small commercial properties subject to relatively long-term leases such as quick service (fast food) restaurants (“QSR”), automatic car washes (“ACW”) and convenience stores (“CS”). Our primary investment strategy is to purchase properties incorporating one or more of the following characteristics:

1. Properties and other investments that have tenants that are generating sales volumes that we believe are adequate to cover expenses of operations, including rent, and have average purchase prices in the $1 million to $3 million range.

2. Properties that are patronized by, and thereby familiar to, Millennial and Generation Z investors.

3. Single tenant net leased properties (“STNL”).

4. Properties that can support mortgage financing at up to 60% of the cost to acquire properties (“Property Cost”), which cost includes the contractual property purchase price, plus thirdparty costs and fees associated with the property’s purchase (including, but not limited to, associated legal, escrow, title, fees, property inspection expenses and closing prorations) plus the Advisor’s Acquisition Fees. (Note to Jean: there may be circumstances where the Acq. Fee is paid by the seller of the property)

Will you use leverage?

Yes. We expect that our debt financing and other liabilities, excluding the use of any acquisition lines of credit, will be up to 60% of the Property Cost of all of our real estate investments and the cost of other tangible assets (before deducting depreciation or other non-cash items).

This is our target leverage, and we intend to limit our leverage to 60% of the cost of acquiring our tangible assets (excluding the use of any acquisition line of credit and before deducting depreciation or other non-cash items). This is an overall target. Our borrowings on one or more individual properties may exceed 75% of their individual cost, so long as our overall leverage does not exceed 60% of the cost of all of its real estate investments and other tangible assets, before deducting depreciation and other non-cash items and without taking into account borrowings relating to properties that are initially acquired under a revolving credit facility or similar agreement. We may exceed the 60% limit if a majority of our directors approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next current, semi-annual or annual report with an explanation from our board of directors of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Except with respect to the 60% borrowing limit referenced above, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

We have broad authority to incur debt and debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment in us.

We may incur debt until our total liabilities would exceed 60% of the cost of our tangible assets including the Property Cost of all of our real estate investments (before deducting depreciation or other noncash reserves). We may exceed this limit with the approval of the majority of our directors. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute to our stockholders and could result in a decline in the value of our stockholders’ investment in us.

Primary Investment Objectives

Our primary investment objectives are:

•	to provide you with attractive and stable cash distributions; and

•	to preserve and return your investment.

We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of your investment in connection with the sale of the REIT or the properties. Alternatively, you may be able to obtain a return of all or a portion of your investment in connection with the sale of your shares. Though we intend to make monthly distributions to our stockholders from funds from our operations, we may be unable or limited in our ability to make distributions to you.

While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 60% of total Property Cost) and pledging such properties as security for that debt to obtain funds to acquire additional properties

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 60% leverage in connection with our acquisition strategy. Our charter limits our borrowing to 75% of our net assets (equivalent to 60% of our total Property Cost) unless any excess borrowing is approved by a majority of our board of directors and is disclosed to our stockholders in our next periodic financial report, along with the justification for such excess. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

We may borrow amounts from our advisor or its affiliates only if such loan is approved by a majority of our directors not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.